PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release

NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Phase 9A $1,100,000 Exploration Budget Approved

River Valley Platinum Group Metals Project, Sudbury, Ontario

Program Highlights:

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$19 Million Committed to River Valley Project to Date

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Phase 9A $1.1 Million Dollar Program has Commenced

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Detailed mapping and geophysics on new unexplored areas

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Platinum prices have hit an all time high; Palladium prices have hit a 4-year high

May 18, 2006, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to report that a Phase 9A  $1.1 million field exploration budget for 2006 has been approved for the River Valley PGM Project by Joint Venture Partner Anglo American Platinum Corporation Limited (“Anglo Platinum”) the world's largest producer of platinum.  Work on the project, located near Sudbury, Ontario, has been initiated.

The program will be directed at expanding the new platinum group metal (PGM) zones within the River Valley Intrusive (RVI) discovered during the Phase 8 field program completed in 2005 (PFN press release dated April 5, 2006).  The detailed mapping and geophysics will follow up on the new PGM mineralized horizons, which trend onto unmapped areas.  Other areas of the RVI will also be investigated to help explain geophysical anomalies within the RVI.  A drill program to test new targets will be proposed following the compilation of this new data.

Anglo Platinum
Pacific North West Capital Corp.
N
W
E
S
Huronian
Archean
Current Resource Calculation
30.4 Million tonnes of 1.4 g/t
Platinum, Palladium, Gold
Dana Zone
Lismer Zone
Varley Zone
RVI
Phase 9a
Priority Areas
0
1,000
2,000
3,000 m
ANGLO PLATINUM
PACIFIC NORTH WEST
CAPITAL CORP.
RIVER VALLEY PROJECT
Sudbury Area, Ontario, Canada
Phase 9a Priority Areas

The objectives of the programs are to locate new PGM mineralization that would expand the project PGM resource numbers reported March 27, 2006, based on a total of over 500 drill holes and approximate $19 million dollars committed to date.  The reported numbers included measured and indicated resources of 30.5 million tonnes containing 953,900 ounces of palladium, 329,500 ounces of platinum, and 59,500 ounces of gold with an additional 2.3 million tonnes containing 67,000 ounces of palladium, 23,800 ounces of platinum and 4,000 ounces of gold of inferred resources using a 0.7 g/t cut off (pt/pd).  This represented an increase over the previous resource calculation, conducted in 2004.

News Release

May 18, 2006

About Recent PGM Prices

With the recent upward trends in platinum and palladium prices (see 1-year charts for platinum and palladium below), PFN continues to remain encouraged with the results and progress achieved to date on the River Valley Project.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is an exploration and development company focused on platinum group metal (PGM) projects in North America. PFN is currently exploring the River Valley Project, located near Sudbury Ontario, Canada, (joint ventured 50/50 with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $19 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.  PFN is the Project Operator.

1 Year Platinum ($USD)
May 17, 2005 to May 16, 2006
HIGH $1325.00 on May 12,2006 LOW $856.00 on May 17, 2005
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1 Year Palladium ($USD)
May 17, 2005 to May 16, 2006
HIGH $404.00 on May 12,2006 LOW $172.00 on Jul 05, 2005
Based on New York Close
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In late 2004 PFN established a Nickel / Base Metals Division and currently has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd. An extensive geophysical and ground proofing exploration program has recently been completed and a joint pulse EM survey is currently underway.  PFN has expended approximately $1.4 million on the project to date.

On April 12, 2006, Pacific North West Capital Corp. acquired a 100% working interest in a long-term lode exploration and mining lease on the Goodnews Bay ultramafic platinum complex located on the west coast of Alaska. Previous placer operations in the streams draining the project area produced approximately 600,000 troy ounces of platinum. A 2006 exploration program is being developed.

PFN is engaged in an aggressive acquisition phase and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.3 million in working capital and no debt.

On behalf of the Board of Directors Harry Barr President and CEO
Further information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email ir@pfncapital.com, or visit our website at www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

1

May 18, 2006